Exhibit 15.1

CONSENT OF CUSHMAN & WAKEFIELD ARGENTINA S.A.

We hereby consent to the use of our name in the Annual Report on Form F-20 of Adecoagro S.A. for the year ended December 31, 2015 and any amendments thereto (the “Annual Report”) and the references to and information contained in the Cushman & Wakefield Argentina S.A. Appraisal of Real Property report dated September 30, 2015 prepared for Adecoagro S.A., wherever appearing in the Annual Report, including but not limited to our company under the heading “Item 4 – Information about the Company” in the Annual Report.

Dated: April 27th, 2016

Cushman & Wakefield Argentina S.A.

By: /s/ Julio C. Speroni

Name: Julio C. Speroni

Title:   Valuation Manager